Exhibit 99.1

Shareholder Letter FY 2022

Business Update | FY 2022 2 Dear Lilium shareholders, Over the past year, we have successfully achieved important milestones in the development of our revolutionary Lilium Jet. These accomplishments reinforce our unwavering conviction of being able to deliver to the market a truly differentiated, jet engine-powered eVTOL aircraft with longer range that is more efficient, quieter, and safer than other eVTOLs under development. Several of our most notable 2022 accomplishments include: Completed preliminary design review (PDR) for our Lilium Jet Advanced sourcing and manufacturing for assembly of type-conforming aircraft Successfully flew our demonstrator aircraft through full transition into wing-borne flight Announced and began to take orders for the Lilium Pioneer Edition, a limited-edition exclusive version of the Lilium Jet Secured first commercial contract with pre-delivery deposits (PDPs) secured Our focus continues to be on developing an aircraft that will set the standard for performance, comfort, and style – a sustainable battery-powered jet that will address the demands of the most discerning customers in both the premium and the commercial aviation segment of the eVTOL market. At Lilium, we are creating an aircraft specifically designed to enable regional air mobility, flying longer distances and linking cities, in contrast to shorter distance local or urban air mobility. Over these longer distances, we are able to realize greater time savings and more favorable unit economics. We are confident that our highly engineered aircraft, utilizing advancements in proven jet technology and relying on our ecosystem of established Tier 1 supplier partners, will be certified by EASA applying the highest aero-space safety standards globally. We expect 2023 to be another transformational year for Lilium. As we build on the successes of 2022, our leadership team, with its deep expertise in certifying aircraft to EASA and FAA standards, plans to complete and freeze the final design of our type-conforming aircraft. We are also in active discussions to secure additional funding and are very encouraged by the interest from potential investors and partners. Business Update | FY 2022 2

Business Update | FY 2022 3 Recent accomplishments Business Update | FY 2022 1 Flight test success – Last year, Phoenix completed the world’s first full transition from hover to wing-borne flight of an eVTOL jet – Earlier this month, we achieved the Lilium Jet’s cruise speed of 250 km/h (155 mph) – We continue an active flight test campaign expanding Phoenix's operational envelope – Flight test results provide us confidence to start production of the type-conforming aircraft later this year 2 Continued commercial momentum – Total pipeline grown to 640 aircraft – First pre-delivery payments (PDPs) received from eVolare, reiterating confidence in Lilium Jet – Actively advancing binding contracts and additional PDPs, which will be used to help fund the development and certification of the Lilium Jet 3 Battery advancements in performance and cycle life – Game-changing performance and cycle life confirmed by third-party independent laboratory – Cell production line at Customcells aligning towards rigorous aerospace standards, with cells being delivered to Lilium – Battery pack assembly building nearing completion 4 EASA certification targets in sight – 100% of aircraft airworthiness Certification Plans submitted to EASA (up from approximately 80% in December 2022) – On track for final agreement of certification program (including all means of compliance) in the second half of 2023 – 3rd EASA Design Organization Approval (DOA) audit successfully completed; final audit on track for H1-2023 5 Key supply chain partners ramping up – Sourcing for approximately 78% of projected aircraft bill of material has been selected or contracted – Rigorous testing of high-performance e-motors ongoing – Layup molds being built by Aciturri for type-conforming composite fuselage – Collins Aerospace and GKN Aerospace have joined the Lilium Jet program 6 Full year cash spend on target, fundraising efforts – Year-end 2022 liquidity: €206 million; active and constructive discussions on follow-up funding in progress – Cost savings implemented to improve efficiencies, but spending remains on track to hold program timing – Lilium selected for EU research program with grant award

Business Update | FY 2022 4 Flight test success Earlier this month, our Phoenix demonstrator aircraft flew at the anticipated cruise speed of our type-conforming Lilium Jet (136 kt / 250 km/h). → WATCH THE TEST FLIGHT As with previous maneuvers, the aircraft executed the flight test perfectly and precisely as predicted by our computer-aided flight models. The suc-cess of our demonstrator flights gives us confidence in our flight physics and the performance of our type-conforming aircraft. As a result, we are presently able to provide performance guarantees to customers and commit to world-class operating costs. We project that operators will be able to offer customers a price of $2 (two dollars) per passenger kilometer as part of a profitable service using the Lilium Jet. We believe this performance and these economics will validate our differentiated approach. We have added a second Phoenix demonstrator aircraft to provide addi-tional testing capacity in the months ahead, further verifying our flight modelling before start of production of the type-conforming aircraft later this year and first manned flight of the aircraft, planned for the second half of 2024. Flight at 250 km/h PROJECTED CRUISE SPEED OF THE LILIUM JET ACHIEVED DURING TEST FLIGHT

Continued commercial momentum We are successfully executing on our commercial strategy, with an initial focus on the premium private and business aviation segment, before addressing mass market demand for scheduled regional shuttle services. In line with the previously announced binding agreement, we received from UK operator eVolare our first PDP for 10 Lilium Jets. The PDPs can serve as a non-dilutive source of funding for the development and certification of the Lilium Jet. Further, we signed a Memorandum of Understanding (MoU) with ifly (Greece). Together, our total order pipeline has grown to potential sales of up to 640 Lilium Jets from multiple customers across Europe, South America, the Middle East and the United States. In the months ahead, we expect to convert existing commercial MoUs into binding aircraft purchase agreements. Lilium intends to participate in key customer facing aerospace events, including the European Business Aviation Convention & Exhibition (EBACE) in Geneva, Switzerland (May 23-25) and the Paris Air Show (June 19-25). Business Update | FY 2022 5 First pre-delivery payment RECEIVED FROM EVOLARE Pipeline for up to 640 aircraft sales LILIUM ACTIVELY ENGAGED IN CONVERTING MOUs

Business Update | FY 2022 6 Battery advancements in performance and cycle life The latest test results have confirmed the game-changing attributes of our battery technology, developed in collaboration between Lilium and Ionblox (formerly Zenlabs). Third-party independent laboratory testing has confirmed 88% energy retention – well above our already impressive 80% target – in the full-size prototype cells after 800 charging cycles with 100% depth of discharge (1C/1C cycles).1 Separate tests conducted last year by Energy Assurance, a leading indepen-dent cell and battery testing lab, validated that the same battery technology was able to deliver the anticipated specific energy and power for the Lilium Jet. In summary, the independent tests have shown that our cell technology is on track to deliver the energy, power and charging cycles we require. Lilium’s battery cells are based on Ionblox’s proprietary technology, using a silicon dominant anode, that enables a combination of high energy density, high power, and fast charge compared with traditional lithium-ion cells. Ionblox recently announced plans to scale and accelerate their technology following a further round of equity investments. Lilium has secured exclusivity rights to utilize Ionblox’s battery cells for certain eVTOL applications. As we prepare for scale up and commercialization, production of these cells has been launched at Lilium’s cell production partner, Customcells. In part-nership with Lilium, Customcells is aligning its Quality Management Systems to rigorous aerospace standards. Following best practice in the EV industry to dual-source cell production as a means of supply chain derisking, we have also selected a second source of battery cell production. Additionally, teams at Lilium have manufactured the first prototype battery cell modules. Construction of Lilium’s battery assembly facility is due to be completed in the first half of 2023, and battery line equipment is scheduled to be installed into the building shortly thereafter. We will continue working with our partners as battery technology evolves to leverage expected future advancements. Game-changing performance and cycle life CONFIRMED BY THIRD-PARTY INDEPENDENT LABORATORY 88% energy retention after 800 cycles DEMONSTRATED IN OUR FULL-SIZE PROTOTYPE BATTERY CELLS 1 The 1C/1C is a strenuous industry standard test involving full discharge of the cell. Full discharge causes faster aging than to be expected in regularly use. Lilium expects the number of charging cycles in regular use to be significantly higher than that achieved in the industry standard 1C/1C test. © Customcells.com

EASA certification targets in sight

Lilium remains on track for type-certification of the Lilium Jet with the European Union Aviation Safety Agency (EASA) in late 2025. EASA issued its certification basis for the Lilium Jet (the equivalent of the FAA G-1) in 2020. To achieve EASA type-certification, the Lilium Jet is required to meet a specific set of requirements "Special Conditions for Small-Category VTOL Aircraft" (SC-VTOL), published by EASA in 2019 after extensive industry consultation. These rules represent the highest safety objectives globally for eVTOL aircraft[2] and have been positively received by Lilium's customers.

As part of our progress towards EASA type certification of the Lilium Jet, 72% of the Means of Compliance (MoCs) are already agreed and published by EASA. For the remaining 28%, Lilium proposed a set of MoCs in 2022, which have since been discussed in depth with EASA. Lilium has now submitted 100% of the Certification Plans covering EASA's aircraft airworthiness requirements (up from 80% in December). We anticipate that EASA will formally agree our certification program, including the remainder of our MoCs and our Certification Plans, in the second half of 2023. We expect to shortly thereafter commence building the first set of type-conforming aircraft, with the aim of accomplishing first manned flight of the type-conforming aircraft in the second half of 2024. The first manned flight marks the start of the flight test campaign necessary to achieve type-certification of the Lilium Jet with EASA.

Agreement on Certification Program anticipated in H2-2023

INCLUDING ALL REMAINING MOCS AND CERTIFICATION PLANS

First type-conforming aircraft to enter production later this year

FIRST MANNED FLIGHT PLANNED FOR H2-2024

[2] EASA certification requires a 10^{-9} safety level (less than one aircraft loss in a billion flight hours).



Certification Basis
Which requirements will apply for the Lilium Jet?
EASA
100% AGREED
Means of Compliance
Which means to demonstrate compliance?
EASA
72% AGREED
28% IN PROCESS
Expected upon closure of CDR / pre-viewed with EASA
Certification Plans
Collection of plans for the certification program
EASA
100% IN PROCESS
Compliance Demonstration
Verification of compliance
EASA
100% OUTSTANDING
Starts once certification plans agreed

- EASA have published airworthiness certification requirements representing the highest safety objectives globally for eVTOL aircraft
- Lilium is pursuing concurrent type certification with the FAA under the BASA
- No eVTOL OEM has fully agreed on certification basis with the FAA as FAA airworthiness criteria with respect to eVTOL aircraft are still being developed, especially in response to substantial input from industry and other civil aviation authorities

AGREED: Refers to items which have been approved by the relevant authority; **IN PROCESS:** Refers to proposals submitted by Lilium and pending approval by the relevant authority; **OUTSTANDING:** relates to items yet to be submitted by Lilium to the relevant authority; If agencies haven't published required minimum specifications no assurance can be provided that the agency will not deviate or otherwise recant its agreement. Compliance demonstration begins after the certification program is agreed. As part of the EASA type certification process, Lilium will additionally submit for approval its plans for operational suitability data (OSD) covering pilot training, maintenance staff and simulator qualification and for environmental protection requirements.

LILIUM
Business Update | FY 2022 7

With respect to the type-certification process of the Federal Aviation Administration (FAA), we are pursuing validation of the Lilium Jet under the provisions of the Bilateral Aviation Safety Agreement between the EU and U.S. (BASA). The FAA's airworthiness criteria with respect to eVTOL aircraft are still under development. The FAA first published proposed Special Class Airworthiness Criteria for eVTOLs in November 2022, which attracted substantial comments from industry and other civil aviation authorities. We will continue to work closely with the FAA and are confident that the rigorous existing EASA eVTOL rules will provide a clear basis for concurrent type-certification by the FAA under the BASA.

Lilium aims to secure EASA Design Organization Approval (DOA) later this year. This important qualification will demonstrate that Lilium has the right organization, procedures, competencies, and resources to design and certify aircraft.

Having successfully completed our third EASA DOA audit in December 2022, our final DOA audit is scheduled for mid-2023. According to EASA regulations, companies with DOA are granted privileges to conduct multiple activities relating to type-certification, with agreed levels of EASA involvement. Securing DOA will therefore enable Lilium to perform certification activities pro-actively, thus de-risking and accelerating timelines towards type-certification of the Lilium Jet.

3rd EASA DOA audit successfully completed

FINAL AUDIT ON TRACK FOR H1-2023

EU recognizes Lilium's leadership in eVTOL and electric aviation

In February this year, Lilium was selected for two projects under the European Union's Single European Sky ATM research program (SESAR) for development of urban air mobility technologies, ground & airspace infrastructure, and procedures for eVTOL operations. These projects are of strategic relevance as they focus on preparing the ground for the entry into service of the Lilium Jet in several commercially relevant regions, in collaboration with regulators, air navigation service providers, infrastructure providers and other partners. Through its participation in the SESAR program, as well as the German government's aviation research program "LuFo"[3], Lilium is recognized for its contribution to the wider deployment of innovative air mobility solutions.



[3] Luftfahrtforschungsprogramm

LILIUM Business Update | FY 2022 8

Honeywell
Avionics and flight control computer
ACITURRI
Airframe
Expliseat
Seats
DIEHL
Interior, interior lights and floor
'TORAY'
Carbon fiber composites
AERnnova
Flaps
Collins Aerospace
Inceptor system
L3HARRIS
Voice recorder
MAGROUP
Landing gear, wheels and struts
ASTRONICS
Energy management system
CUSTOMCELLS
Cells for batteries
Honeywell | DENSO
E-motor for the engine
GKN
Electrical Wiring Interconnection System

Key supply chain partners ramping up

Over the past few months, further supply agreements have been signed with world-class aerospace suppliers to design and build systems for our type-conforming aircraft. These include GKN Aerospace for the electrical wiring interconnection system, Collins Aerospace for the inceptors, by which the pilot maneuvers the aircraft, and Aeronamic for the engine rotor blades and engine shaft. Additionally, Lilium has secured supply of titanium material with U.S. supplier Perryman.

These agreements follow previously announced supplier partnerships with, among others, Aciturri and Aernnova (aerostructures), Honeywell (avionics and flight control computer), Customcells (battery cells), Astronics (energy management system), Honeywell and Denso (e-motors), Diehl (aircraft interior), Magnaghi Aeronautica (landing gear), L3 Harris (voice recorder) and Expliseat (seats).

In total, we have now selected or contracted approximately 78% of the total expected aircraft bill of material (BOM) cost.

We are convinced that our ecosystem of established Tier 1 aerospace partners will enable us to accelerate the certification and industrialization of our aircraft and its multiple subsystems, all of which need to meet rigorous aerospace quality standards.

Our e-motors – with the highest power density in the eVTOL industry – are due to arrive at Lilium's facilities early in the third quarter of 2023 to support the build of the first electric engine to test for the type-conforming aircraft.

78% of total expected aircraft BOM cost selected or contracted

Testing starts on high-performance e-motors

HIGHEST POWER DENSITY IN THE eVTOL INDUSTRY

LILIUM

Business Update | FY 2022 9

Work has begun at our aerostructures supplier Aciturri on the layup molds that will be used for production of the carbon composite Lilium Jet fuselage. Composite parts manufacturing is due to start in the next few months, with delivery to Lilium of the assembled fuselage scheduled for later in 2023.

Construction work continues on Lilium's supply depot that will be used to efficiently manage parts delivered by suppliers. The building is scheduled to be commissioned in the third quarter of 2023, in time to start final assembly of the type-conforming aircraft



Industrialization gets underway on the Lilium Jet's fuselage

PHOTO SHOWING THE SUBSTRUCTURE ON WHICH THE LAYUP MOLD IS LAID FOR MANUFACTURING THE LILIUM JET'S CARBON COMPOSITE BOTTOM SKIN. THE STEEL FRAME IS BUILT FOR DURABILITY, ENABLING IT TO WITHSTAND MULTIPLE AUTOCLAVE CURING CYCLES AS LILIUM JET PRODUCTION RAMPS UP.

Technology leadership

As of the end of February 2023, Lilium had filed a total of 80 new patent applications (up from 74 in November 2022) with the US Patent Office (USPTO), the European Patent Office (EPO) and other offices, of which 47 patents have been published. In addition, two sets of design patents have been issued to protect the iconic appearance of our aircraft.

Our patents and patent applications cover essential differentiated technology innovations, such as the aircraft's general architecture, avionics, propulsion system, energy storage system, safety, software, and flight control systems. Patent filings across the portfolio are intended to protect our key inventions in the Lilium Jet and its sub-systems.

Total of 80 new patent applications filed

SIGNIFICANT PORTFOLIO OF INTELLECTUAL PROPERTY


22
22a
23
26
22b
14
28


14
14
14
22a
22a
22a
22b

LILIUM
Business Update | FY 2022 10

Business Update | FY 2022 11 Full-year cash spend on target, fundraising efforts At the end of 2022, and following our $119 million capital raise completed in November 2022, Lilium’s liquidity stood at €206 million4 versus €160 million at the end of the third quarter 2022. Cash spend during the fourth quarter included one-time advanced payments to aerostructures suppliers, which were brought forward to support program timelines, mainly related to the fuselage, doors, wings, and canards of the type-conforming Lilium Jet, due to begin production later this year. The adjusted cash spend5 for the full year 2022 was in line with the budget plan, at approximately €250 million. As discussed late last year, we initiated significant cost conservation measures at Lilium, aimed at addressing the macro environment, inflation-ary effects and market uncertainties. As part of the cost-saving program, Lilium is maintaining a strict focus on those activities that are essential to achieving key program milestones, in particular start of production of the type-conforming Lilium Jet targeted for later this year. For the first half-year of 2023, we are targeting a budget of €125 million, in line with the spending level of 2022, with increasing supplier costs mitigated through the cost saving program. We are also proud to announce that Lilium has now received first custom-er PDPs and further government grants. Over the past several months, Lilium has been engaged in multiple active discussions with potential new strategic investors and existing share-holders. Additionally, Lilium is also in active discussions with other stake-holders on potential non-dilutive funding sources, such as government programs and customer advance payments for the Lilium Jet. We are very encouraged at the progress of such discussions. We are very encouraged at the progress of funding discussions 4 Consists of cash and cash equivalents and other financial assets. 5 Excluding fundraising and related fees, other non-operational cash flows, and the aforementioned supplier payments in Q4 2022.

Conclusion and outlook As we look ahead, we are excited about the progress we are seeing across the multiple parallel workstreams in place that are required to bring the Lilium Jet from vision to the market. We have achieved and learned a lot over the past year, and are leveraging every lesson, accomplishment, and challenge to our long-term advantage. To summarize, in the months ahead, we expect to provide status updates on the following key milestones, among others: Raising capital to meet our business needs Agreeing the Full Certification Plan & MoCs with EASA Building and testing our first production battery packs Receiving the first carbon-composite airframes of our type-conforming aircraft Starting the final assembly of the first type-conforming aircraft Signing further binding customer agreements with pre-delivery deposits Business Update | FY 2022 12 Finally, we would like to thank all our stakeholders – our shareholders, customers, suppliers, employees, and regulators – for your continued engagement and support. We are committed to launching an innovative new aircraft and building a great company. Thank you for joining us on this mission. Klaus Roewe CEO Oliver Vogelgesang CFO

Business Update | FY 2022 13 Contact Investor Relations investors@lilium.com ir.lilium.com Notable Industry Events — eVTOL Insights Conference London, April 19, 2023 — European Business Aviation Convention & Exhibition (EBACE) Geneva, Switzerland, May 23-25, 2023 — Paris Air Show, June 19-25, 2023

Business Update | FY 2022 ABOUT LILIUM Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com. FORWARD-LOOKING STATEMENTS This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, state-ments regarding Lilium’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, our ability to successfully patent our intellectual property and the future performance of our innovations and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. For-ward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to significant risk and uncertainties and subject to change at any time. The Lilium Group operates and will continue to operate in a rapidly changing emerging industry. New risks emerge daily. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding when or whether any strategic collaboration between the Lilium Group and the respective collaborator will be effected, the number, price or timing of any Lilium Jets to be sold (or if any such Lilium Jets will be sold at all), the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network or an-ticipated commercial activities will operate, the Lilium Group’s business and product development strategies or certification program, or the Lilium Group’s funding requirements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following risks: (i) the Lilium Group’s future funding requirements and any inability to raise necessary capital on favorable terms (if at all); (ii) the eVTOL market may not continue to develop, or eVTOL aircraft may not be adopted by the transportation market; (iii) the Lilium Jet may not be certified by transportation and aviation authorities, including EASA or the FAA; (iv) the Lilium Jet may not deliver the expected reduction in operating costs or time savings that the Lilium Group anticipates; (v) adverse developments regarding the perceived safety and positive perception of the Lilium Jets, the convenience of expected future Vertiports and the Lilium Group’s ability to effectively market and sell regional air mobility services and aircraft; (vi) challenges in developing, certifying, manufacturing and launching the Lilium Group’s services in a new industry (urban and regional air transportation services); (vii) a delay in or failure to launch commercial services as anticipated; (viii) the RAM market for eVTOL passenger and goods transport does not exist, whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential the Lilium Group’s manage-ment expects or may grow more slowly than expected; (ix) if the Lilium Group is unable to adequately control the costs associated with pre-launch operations and/or its costs when operations are commenced (if ever); (x) difficulties in managing growth and commercializing operations; (xi) failure to commercialize the Lilium Group’s strategic plans; (xii) any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive type certification for the Lilium Jet; (xiii) any delays in the development, certification, manufacture and commercial-ization of the Lilium Jets and related technology, such as battery technology or electric motors; (xiv) any failure of the Lilium Jets to perform as expect-ed or an inability to market and sell the Lilium Jets; (xvi) any failure to manage coordination with vendors and suppliers to achieve serial production of complex software, battery technology and other technology systems still in development; (xvii) reliance on third-party suppliers for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers, and the related risk that any of these prospective suppliers or strategic partners may choose to not do business with the Lilium Group at all, or may insist on terms that are commercially disadvantageous, and as a result the Lilium Group may have significant difficulty procuring and producing the jets; (xviii) if any of the Lilium Group’s suppliers become financially distressed or go bankrupt, the Lilium Group may be required to provide substantial financial support or take other measures to ensure supplies of components or mate-rials, which could increase costs, adversely affect liquidity and/or cause production disruptions; (xix) third-party air carriers are expected to operate Lilium network services in the U.S., Europe, the Kingdom of Saudi Arabia, the United Kingdom and Brazil, among other countries, using the Lilium Jets, and these third parties, as well as the Lilium Group, are subject to substantial regulation and complex laws, and unfavorable changes to, or the third-par-ty air carriers’ or the Lilium Group’s failure to comply with, these regulations and/or laws could substantially harm the Lilium Group’s business and oper-ating results; (xx) any inability to operate the Lilium network services after commercial launch at the anticipated flight rate, on the anticipated routes or with the anticipated Vertiports could adversely impact the Lilium Group’s business, financial condition and results of operations; (xxi) potential custom-ers may not generally accept the RAM industry or the Lilium Group’s passenger or goods transport services; (xxii) any adverse publicity stemming from any incident involving the Lilium Group or its competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology; (xxiii) if competitors obtain certification and commercialize their eVTOL vehicles before the Lilium Group; (xxiv) business disruptions and other risks arising from the COVID-19 pandemic and geopolitical events, including the war in Ukraine, and including related inflationary pressures, may impact the Lilium Group’s ability to successfully contract with its supply chain and have adverse impacts on its anticipated costs and commercialization timeline; and/or (xxv) the Lilium Group’s inability to deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding mem-orandums of understanding or binding contractual agreements with customers or suppliers the Lilium Group has entered into or may enter into in the future. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these for-ward-looking statements, whether as a result of new information, future events or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations. A further list and description of risks, uncertainties and other matters can be found in the section titled “Risk Factors” in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”) once filed with the SEC, all of which are or will be available at www.sec.gov. These forward-looking statements should be eval-uated together with additional information about the Lilium Group’s business, markets, conditions and other uncertainties addressed in our filings with the SEC, including the 2022 Annual Report once available. All forward-looking statements attributable to the Lilium Group or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.